[GRAPHIC OMITTED][GRAPHIC OMITTED]
                                                    Edward B. Crosland, Jr.
                                                    Direct Dial 202-944-1101
                                                    Direct Fax 202-944-1109
                                                    ecrosland@joneswalker.com


                                 October 4, 2005



Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549
         Re:      FirstFed Bancorp, Inc.
                  Preliminary Proxy Statement
                  ---------------------------
                  File No. 0-19609

Ladies and Gentlemen:

         On behalf of the above-captioned registrant, enclosed are preliminary proxy solicitation materials in connection with the registrant's proposed going private transaction.

         We anticipate filing Schedule 13e-3 in connection with this transaction within the next few days.

         Please contact me at 202-944-1100 if you have any questions regarding this filing.

                                                      Sincerely,



                                                      /s/Edward B. Crosland, Jr.

EBC/evg
Enclosures






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